EXHIBIT 99.1

Alio Gold Receives Change of Land Use Approval and Provides Ana Paula Project Update

VANCOUVER, British Columbia, Sept. 21, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), is pleased to provide a project update and announce that the Company has received approval for its Change of Land Use application from SEMARNAT (Mexico’s Secretary of Environment and Natural Resources) for its high grade, high margin Ana Paula Project located in Guerrero, Mexico (“Ana Paula” or the “Project”).

Key Highlights

  Permitting milestone achieved with approval of Change of Land Use application
  Financing proposals received indicate Project highly financeable
  Advancing the definitive feasibility study towards completion with an investment decision expected in the second quarter of 2018

“Obtaining approval for our Change of Land Use application is the second major milestone in the permitting of Ana Paula after approval of our Environmental Impact Assessment back in April,” said Greg McCunn, Chief Executive Officer. “As we launch an exciting exploration initiative to enhance the already robust economics of Ana Paula, we are also continuing to move the Project forward towards an investment decision in the second quarter of 2018. Now that major permitting milestones are behind us, our focus is on completing the definitive feasibility study and arranging project financing. In addition, we are enhancing community and social efforts to ensure we continue to maintain respectful and mutually beneficial relationships with the surrounding communities.”

Permitting

The permitting for the project is now well advanced with the two main permits approved: in April of 2017 the Company received approval of the Environmental Impact Assessment (MIA); and, this week, Alio received approval of the Change of Land Use (ETJ) application. As well, the Company has received municipal authorization for its archeological permit.

The Company expects to construct the project on approximately 370 ha of privately owned land. During the second quarter of 2017, the Company applied for a Change of Land Use Permit for this land and last week a committee of SEMARNAT approved the application. Subsequent to that decision, a delegation from SEMARNAT visited the Project site and the Company expects to receive a formal request for payment of the Change of Land Use fees in early October. The Company expects to pay these fees immediately and receive a formal permit 15 days after payment. The Company is continuing to finalize purchase and lease terms for the land with approximately 75% of the land required for the Project already purchased or signed to 30 year lease agreements.

Final permit applications still to be submitted include the permits for water use and discharge and off-site services. The water use and discharge application requires a detailed water balance and identification of discharge and extraction points that will only be available upon completion of the DFS. Permits for off-site services which includes power line connections, water piping, road access and the camp also require final layouts and technical information being generated in the DFS.

Definitive Feasibility Study

Following the completion of the Pre-Feasibility Study (“PFS”) in May 2017 that demonstrated robust project economics a Definitive Feasibility Study (“DFS”) was initiated in July 2017. Key highlights from the PFS1 include:

  Proven & Probable Mineral Reserves of 13.4 Mt at 2.36 g/t for 1,021,000 contained ounces of gold
  NPV5% = $223 million and IRR of 34% after tax at $1,250/oz gold
  Initial Capital Cost of $137.2 million
  First quartile operating costs with cash costs of $489/oz and site All-in Sustaining Costs of $524/oz
  Gold recovery of 85%
  Mine life of 7.5 years from an open pit producing 868,000 ounces of gold

1The Ana Paula technical report titled “NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico”, dated May 16, 2017 is available on Alio Gold’s SEDAR profile at www.sedar.com.

The DFS is being prepared by the same group of consultants that prepared the PFS which provides for strong continuity. The study is expected to be completed in the second quarter of 2018. The company expects to spend approximately $24 million over the one year period from July 1, 2017 to June 30, 2018 advancing the Project, including costs for the DFS as well as all associated owners costs and site costs.

Further metallurgical testwork planned as part of the DFS is now underway and will continue until the end of 2017. The testwork will include a geochemical analysis to track deportment of key impurities, including arsenic, through the process and kinetic tests of leach tails. It will also include additional grindability testing and ambient oxidization (“AOX”) optimization tests for grind size, retention time, density and reagent consumption. Piloting of the AOX circuit on various domain/production composites is also planned.

A field program of geological mapping, borehole drilling, and seismic evaluation for the tailings, waste dump and plant site areas is in progress to confirm the geotechnical design parameters for use in the DFS.

Key offsite infrastructure for the Project is also being engineered to a higher level of detail in the DFS including power, road access and water supply. Power to the site is readily available from multiple power sources adjacent to the mine site, and a systems impact study and a facilities study are underway. Power consumption is expected to average 9.7 MW per year at an estimated cost of $0.08/kWh.

The site is currently accessed by a 7.5km 4-wheel drive road from the town of Cuetzala.  For the initial stages of project construction, this road will be upgraded to improve road conditions and travel time. For the main project construction access, two primary routes are being studied in further detail to optimize both the cost of the road and ease of access to the site for construction and operations materials.

The site is estimated to have a negative water balance and a hydrological study has identified a prospective water source to the south west of the Project site. A drill program has commenced to identify potential water supply bores within pumping distance to the site.

The DFS is also re-evaluating the plant and infrastructure and confirming the plant location and facilities, as well as reviewing on and off site infrastructure. It will also update the site layout to assess construction access requirements, construction and permanent camp locations and support facilities as well as review constructability, schedule, operating and capital cost estimates.

Refurbishment of the used equipment that was purchased (Goldcorp’s El Sauzal operations) is underway following a detailed inspection of both the SAG and Ball mills that was carried out in mid-August.

The recently announced underground exploration program is not expected to provide results that will be incorporated into the DFS. Drill results are only expected by mid-2018 at approximately the same time an investment decision is expected to be made. If the exploration program is successful, the mine plan will be optimized during construction to balance feed from both the open pit and the underground mines for start-up and commissioning. For further information on the underground decline and exploration program click on the following link: ‘Alio Gold to Commence Underground Decline and Exploration Program at Ana Paula’.

Financing

The May 2017 Pre-Feasibility Study (“PFS”) contemplated a capital spend of $137.2 million to achieve commercial production at Ana Paula. With the completion of the bought deal financing and subsequent planned increasing investment in both Ana Paula and San Francisco the Company has cash on hand of approximately $64 million and is looking to raise between $90 and $100 million in project financing. To date varying types of financing options have been contemplated and a number of indicative proposals have been received which are currently being reviewed. The proposals will be narrowed down and the Company expects to move forward with select proposals to pursue a financing package with a balance of the lowest overall cost, the least restrictive covenants, and the flexibility to allow the Company to pursue its growth strategy.

The financing is expected to be arranged over the next six months with conditions precedent for drawing that include the DFS being complete and in-line with the PFS.

About Alio Gold

Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Cautionary Note to United States Investors
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this news release describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.